SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Enel Società per Azioni

Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

— Report of the External Auditors on the half-year report as of June 30, 2004;
— Press Release dated October 1, 2004;
— Press Release dated October 8, 2004;
— Press Release dated October 21, 2004;
— Communication.

Report of the External Auditors on the half-year report as of June 30, 2004

To the shareholders of
Enel S.p.A.

1	We have reviewed the consolidated balance sheet, the consolidated income statement and the relative notes of the Enel Group as at and for the six months ended 30 June 2004, which are included in the half year report of Enel S.p.A.. We have also reviewed that part of the notes describing the activities of the Group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2	We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review of the half year report of the subsidiary Wind Telecomunicazioni S.p.A., representing approximately 13.5% and 12.4% of consolidated assets and consolidated revenues respectively, has been performed by other auditors who provided us with their report thereon. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with Group company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than a full scope audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our report on the annual consolidated financial statements, we do not express an opinion on the half year report.

3	With regard to the comparative figures relative to the annual consolidated financial statements and half year report of the previous year, reference should be made to our reports dated 3 May 2004 and 23 September 2003.

4	Based on our review, we are not aware of any material modifications or integrations that should be made to the consolidated balance sheet, consolidated income statement and relative notes described in paragraph 1 above for them to be in conformity with Consob guidelines governing the preparation of half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

5	We draw your attention to the disclosures provided by the directors in the half year report on the following matters:

•	the Enel Group has pending disputes and other uncertain positions, mainly of a tariff, environmental and urban nature. An unfavourable outcome of such matters, considered remote, could lead to costs being incurred, whose amount is however currently unquantifiable;

•	in July 2004, as part of the provisions issued for the restructuring of the energy sector, the Ministry of Productive Activities set, through a specific decree, the amount of stranded costs (electricity generation and Nigerian gas costs) for the electricity sector. Such provision has not yet taken effect because it is awaiting approval from the European Commission. Accordingly, the Enel Group has correctly chosen not to record any related benefit in the consolidated half year report. Meanwhile, the terms for the payment of stranded costs are currently being approved.

Rome, 13 September 2004

KPMG S.p.A.

Press Release

Rome, October 1, 2004 — Moody’s Investors Service has revised from negative to stable its credit outlook for Enel for long- and short-term ratings. The Agency has confirmed its ratings on Enel: A1 long-term and Prime-1 short term.

Press Release

Rome, October 8, 2004 — The newspaper report published today regarding an offer from an Egyptian company for the acquisition of Wind is completely unfounded.

Press Release

ENEL: CORPORATE BYLAWS CONFORMED TO THE NEW PROVISIONS OF THE “GOLDEN SHARE”

Rome, October 21, 2004 — The Board of Directors of Enel, chaired by Piero Gnudi, met today and approved amendments to the corporate bylaws regarding the “special powers” (golden share) of the Italian government as stated in the Decree approved by the Minister of Economy and Finance on September 17, 2004.

The adopted amendments are merely formal, since Enel had already incorporated in its bylaws, during the extraordinary Shareholders’ Meeting held on May 21, 2004, the outstanding new provisions concerning the “special powers” as stated in Law no. 350 issued on December 24, 2003 (2004 Budget Law), the above mentioned ministerial Decree having been issued for the enactment of the latter.

Communication

Enel S.p.A. (“Enel”) gives notice that its controlling shareholder, the Ministry of Economy and Finance of the Republic of Italy, has announced that on October 27, 2004, it sold 1,150,000,000 of Enel’s ordinary shares at a price of Euro 6.64 per share. The ordinary shares were sold to Italian and international investors, including to U.S. qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with this sale, the Ministry of Economy and Finance and Enel agreed not to sell on the market any Enel ordinary shares or certain related securities for a period of 120 days other than in certain specified circumstances. As a result of this sale, the Ministry of Economy and Finance’s direct holding in Enel decreased to approximately 31.49% of Enel’s share capital, from approximately 50.35% prior to the offering.

Deposits of Enel’s ordinary shares into its American Depositary Share facility in exchange for American Depositary Receipts (“ADRs”) have been suspended for a period of 40 days from October 27, 2004. Following termination of this suspension period, investors wishing to deposit ordinary shares in exchange for ADRs will need to certify that such ordinary shares are not “restricted securities” under the Securities Act and were acquired prior to, or not in connection with, the Rule 144A portion of the Ministry of Economy and Finance’s offering described above.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
	By:	/s/ Avv. Claudio Sartorelli
		Name:	Avv. Claudio Sartorelli
Dated: October 27, 2004		Title:	Secretary of Enel Società per Azioni